Filed Pursuant to Rule 433 Issuer Free Writing Prospectus dated October 8, 2024

Relating to Preliminary Prospectus dated October 4, 2024

Registration No. 333-276455

Eagle Point Institutional Income Fund

8.125% Series A Term Preferred Shares Due 2029

(Liquidation Preference $25.00 per share)

Pricing Term Sheet

October 8, 2024

The following sets forth the final terms of the 8.125% Series A Term Preferred Shares Due 2029 (the “Shares”) and should only be read together with the preliminary prospectus, dated October 4, 2024, relating to these securities (the “Preliminary Prospectus”) and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer:	Eagle Point Institutional Income Fund
Title of the Securities:	8.125% Series A Term Preferred Shares Due 2029 (the “Series A Term Preferred Shares”)
Rating*:	Egan-Jones Ratings Company: BBB
Initial Number of Shares Being Offered:	1,240,000
Option:	The underwriters may purchase from the Issuer up to an additional 186,000 Shares, within 30 days.
Initial Public Offering Price:	$25.00 liquidation preference per share; $31,000,000 in aggregate liquidation preference (assuming the underwriters’ option is not exercised)
Underwriting Discount:	$0.78125 per share; $968,750 total (assuming the underwriters’ option is not exercised)
Net Proceeds to the Issuer, before Expenses:	$24.21875 per share; $30,031,250 total (assuming the underwriters’ option is not exercised); $34,535,937.50 total (if the underwriters’ option is exercised in full)
Trade Date:	October 9, 2024
Original Issue Date:	October 17, 2024 (T + 5)
Term Redemption Date:	October 31, 2029
Dividend Rate:	8.125% per annum
Dividend Payment Date:	Dividends will be payable monthly in arrears on the last business day of every month.
Dividend Period:	The initial dividend period for the Series A Term Preferred Shares will be the period from October 17, 2024, to, but excluding, November 29, 2024. The subsequent dividend periods will be the period from and including a dividend payment date to, but excluding, the next dividend payment date or the stated maturity, as the case may be.
Regular Record Dates for Dividend:	The record date for the initial dividend period will be November 12, 2024. Dividends with respect to any monthly dividend period will be declared and paid to holders of record of Series A Term Preferred Shares as their names appear on the registration books at the close of business on the applicable record date, which will be a date designated by the board of directors that is not more than twenty (20) nor less than seven (7) calendar days prior to the applicable dividend payment date.

Business Days:	Each Monday, Tuesday, Wednesday, Thursday and Friday on which the New York Stock Exchange (“NYSE”) is open for trading.
Optional Redemption:	The Series A Term Preferred Shares may be redeemed at any time on or after October 17, 2026, in the Issuer’s sole option, in whole or, from time to time, in part, out of funds legally available for such redemption, at the Liquidation Preference plus an amount equal to accumulated but unpaid dividends, if any, on such shares (whether or not earned or declared, but excluding interest on such dividends) to, but excluding, the date fixed for such redemption.
Listing:	The Issuer intends to list the Shares on the NYSE and expects trading to begin within 30 days of the original issue date under the trading symbol “EIIA.”
CUSIP / ISIN:	269819 207 / US2698192075
Joint Bookrunners:	Lucid Capital Markets, LLC, B. Riley Securities, Inc. and Janney Montgomery Scott LLC
Lead Managers:	InspereX LLC, Wedbush Securities Inc. and William Blair & Company, L.L.C.
Transfer Agent:	Equiniti Trust Company, LLC

* Note: Egan-Jones Ratings Company is a nationally recognized statistical rating organization (NRSRO). A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer expects that delivery of the Shares will be made against payment therefor on or about October 17, 2024, which will be the fifth business day following the Trade Date of the Shares (such settlement being herein referred to as “T+5”). Under Rule 15c6-1 promulgated under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Shares prior to the date of delivery hereunder will be required, by virtue of the fact that the Shares initially will settle in T+5 business days, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement.

Investors should consider the Issuer’s investment objectives, risks, charges and expenses carefully before investing. The Preliminary Prospectus, which has been filed with the Securities and Exchange Commission (“SEC”), contains this and other information about the Issuer and the Shares and should be read carefully before investing. The information in the Preliminary Prospectus and in this pricing term sheet is not complete and may be changed. The Preliminary Prospectus and this pricing term sheet are not offers to sell securities and are not soliciting offers to buy securities in any jurisdiction where the offer or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

A shelf registration statement relating to these securities is on file with and has been declared effective by the SEC. Before you invest, you should read the Preliminary Prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. The offering may be made only by means of a prospectus, copies of which may be obtained by writing Lucid Capital Markets, LLC at 570 Lexington Ave., 40th Floor, New York, New York 10022, by calling toll-free 1-800-573-2541 or by sending an e-mail to: prospectus@ladenburg.com; copies may also be obtained for free by visiting EDGAR on the SEC’s website at http://www.sec.gov.

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